Exhibit 99.2

Nanox Announces Second Quarter 2021 Results and

Provides Business Update

Announces entry into acquisition via merger agreement with Zebra Medical Vision
LTD. and binding letter of intent with USARAD Holdings Inc. to create a globally connected end-to-end radiology solution and population health platform

Chairman and Chief Executive Officer, Ran Poliakine, will continue his role as
Executive Chairman; Erez Meltzer, current Board member, will become the CEO in January 2022

Reports progress towards global supply chain development

Ended the second quarter with cash and marketable securities of $193.4 million

Management to host conference call and webcast today, August 10, at 8:30AM ET

Management to host public streaming event on August 16, at 08:30AM ET

NEVE ILAN, Israel—August 10, 2021 -- NANO-X IMAGING LTD (NASDAQ: NNOX) (“Nanox” or the “Company”), an innovative medical imaging technology company, today announced results for the second quarter ended June 30, 2021 and provided a business update.

Nanox today announced entry into two agreements intended to create a globally connected, end-to-end radiology solution. The Company announced that it has entered into an agreement to acquire a leading medical artificial intelligence (AI) developer Zebra Medical Vision in an all-stock transaction for $100 million upfront and another $100 million tied to achievement of specific milestones. Nanox also announced today that it has entered into a binding letter of intent to acquire USARAD and its related company, Medical Diagnostics Web, or MDW. USARAD together with MDW operates a global network of over 300 radiologists. Total consideration for USARAD and MDW is $30 million, comprised of $21 million of Nanox shares and $9 million in cash

“Expanding access to medical imaging via widespread deployment of the Nanox.ARC solves just one of the obstacles to achieving true population health management,” stated Ran Poliakine, Chairman and Chief Executive Officer of Nanox. “The global shortage of trained radiologists represents a significant bottleneck in the imaging process. The Nanox.ARC, together with the acquisitions of Zebra Medical Vision and USARAD, if consummated, would allow us to support our systems with a large network of radiologists empowered with highly advanced AI algorithms. This end-to-end, globally connected medical imaging solution will allow for the rapid interpretation of medical images into actionable medical interventions and would also represent a significant step toward our vision of true population preventive health care.

“With regards to the ongoing development of the multi-source Nanox.ARC, as you may recall, one of the highlights since our last quarterly update was the FDA 510(k) submission for the first version of the multi-source Nanox.ARC. We are reiterating our goal of deploying 15,000 by the end of 2024.

“As we prepare to scale globally and ramp up our manufacturing capabilities, I have asked Erez Meltzer, who has served as Director at Nanox for the last two years, to step forward and become our CEO. Erez is a seasoned public company executive who has a tremendous amount of experience in scaling organizations to become global corporations. We are fortunate to have a highly experienced executive of Erez’s caliber on our Board, and I have every confidence that he has the ideal skill set and background to achieve long-term success. I look forward to working alongside him and the rest of the team in my role as Executive Chairman, in which I intend to be very involved in the company’s longer-term initiatives and future collaborations.

“I would also like to welcome Ran Daniel as our new Chief Financial Officer, and he will join our company on August 15th. Ran brings to the team over 25 years of financial and business management experience and will be based in the U.S. as we work to bolster our U.S. presence. Finally, I would like to thank Itzhak Maayan for his many contributions to Nanox, most notably the completion of our successful initial public offering last year,” Mr. Poliakine concluded.

Second Quarter 2021 and Recent Developments:

●	Announced acquisition agreement with Zebra Medical Imaging and binding letter of intent with USARAD to create a globally connected end-to-end radiology solution for population health management.

●	Executed MSaaS agreement with EiLEENO Pharma for the deployment of 1,000 Nanox.ARC units across Nigeria. With this agreement, the Company now has contracts in place to deploy 6,150 Nanox.ARC units, plus agreements with USARAD and SK Telecom to deploy an additional 5,500 across the US, Korea and Vietnam, pending local regulatory approvals and satisfactory completion of user acceptance tests.

●	Submitted 510(k) application for the first version of its multi-source Nanox.ARC.

●	Continued to progress technology transfer to Nanox’s wholly owned Korean subsidiary to enable production of the silicon MEMs chip that is integral to the Nanox digital X-ray source. The subsidiary is leveraging SK Telecom’s expertise in semiconductors under the joint collaboration between the two companies in establishing a permanent chip facility.

●	Chairman and Chief Executive Officer, Ran Poliakine, will continue his role as Executive Chairman; Erez Meltzer, current Board member, will become assume the role of CEO in January 2022.

●	Announced Ran Daniel to succeed Itzhak Maayan as Chief Financial Officer, and will join the Company on August 15. Mr. Maayan will remain with the company as CFO through the end of September.

Financial results for three months ended June 30, 2021

For the three months ended June 30, 2021, the Company reported a net loss of $13.6 million, compared to a net loss of $6.4 million for the three-month period ended June 30, 2020.

Research and development expenses for the second quarter 2021 were $4.3 million, as compared to $1.8 million for the corresponding prior year period in 2020. The increase was due to higher development costs related to the Nanox System, including increased R&D headcount, and costs related to the ongoing regulatory approval process and share-based compensation.

Marketing expenses for the second quarter 2021 were $1.8 million, as compared to $0.8 million for the corresponding prior year period in 2020. These expenses increased due to higher investments in brand awareness and product marketing as well as labor cost and share-based compensation.

General and administrative expenses for the second quarter 2021 were $7.4 million, as compared to $3.9 million for corresponding prior year period in 2020. The increase in general and administrative expenses in the second quarter of 2021 as compared to the corresponding prior period was due to increased investments in the expansion of the Company’s management team and the overall organization infrastructure in addition to increased costs related with the Company’s transition to being a public company. Net cash used in operating activities during the second quarter 2021 was $7.4 million.

The Company ended the second quarter 2021 with cash, cash equivalents and marketable securities of $193.4 million.

Non-GAAP net loss for the three months ended June 30, 2021 was $8.6 million, as compared to $2.9 million for the corresponding prior year period in 2020. Non-GAAP research and development expenses for the second quarter of 2021 were $3.4 million, as compared to $1.5 million for the corresponding prior year period in 2020. Non-GAAP marketing expenses for the second quarter 2021 were $1.0 million, as compared to $450 thousand for the corresponding prior year period in 2020. Non-GAAP general and administrative expenses for the second quarter 2021 were $4.1 million, as compared to $0.9 million for the corresponding period year period in 2020.

A reconciliation between GAAP and non-GAAP metrics for the three-month and six-month periods ended June 30, 2021 and June 30, 2020 is provided in the financial results that are part of this press release. The difference between the GAAP and non-GAAP results for each of the metrics above is mainly attributable to share-based compensation and secondary offering expenses.

As of June 30, 2021, the Company had approximately 47.8 million shares outstanding.

Completion of the proposed Zebra-Med acquisition is subject to, among others, approval of the transaction by the equity holders of Zebra-Med. The acquisition of USARAD is subject to the completion of due diligence and to the negotiation of a definitive agreement. The definitive agreement with USARAD may not be entered into the terms or in the timeframe currently contemplated. Both acquisitions are subject to satisfaction of the conditions to closing in the definitive agreements, regulatory approvals, and other customary conditions. Therefore, neither of the proposed transactions may be consummated on a timely basis or at all.

Conference call and webcast details

Tuesday, August 10, 2021 @ 8:30am ET

Investor domestic dial-in: 855-327-6837

Investor international dial-in: 631-891-4304

Conference ID: 10015901

Webcast link: http://public.viavid.com/index.php?id=146006

About Nanox:

Nanox, founded by the serial entrepreneur Ran Poliakine, is an Israeli corporation that is developing a commercial-grade digital X-ray source designed to be used in real-world medical imaging applications. Nanox believes that its novel technology could significantly reduce the costs of medical imaging systems and plans to seek collaborations with world-leading healthcare organizations and companies to provide affordable, early detection imaging service for all. For more information, please visit www.nanox.vision.

Forward-Looking Statements:

This press release may contain forward-looking statements that are subject to risks and uncertainties. All statements contained in this press release that are not historical facts are forward-looking statements and you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. This includes any statements relating to the initiation, timing, progress and results of Nanox's potential acquisitions, research and development, manufacturing and commercialization activities with respect to its X-ray source technology and the Nanox.ARC.

Forward-looking statements are based on information Nanox has when those statements are made or management's good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the negotiations and any subsequent definitive agreements with respect to the proposed acquisitions, and the possibility that the terms and conditions set forth in any definitive agreements with respect to the proposed acquisitions may differ materially from the terms and conditions set forth in the term sheet, (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the proposed acquisitions and any definitive agreements with respect thereto, (3) the inability to complete the proposed transactions, including due to failure to obtain approval of the stockholders of Zebra Medical Vision or other conditions to closing, (4) the impact of the COVID-19 pandemic on the parties’ ability to negotiate and consummate the proposed acquisitions, (5) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed transactions, (6) the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the proposed transaction, (7) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees, (8) costs related to the proposed transactions, (9) the demand for the combined company’s services together with the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors, (10) Nanox's (i) ability to successfully demonstrate the feasibility of its technology for commercial applications; (ii) expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its X-ray source technology and the Nanox.ARC from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; (iii) ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.ARC; (iv) the market acceptance of the Nanox.ARC and the proposed pay-per-scan business model; (v) expectations regarding collaborations with third-parties and their potential benefits; (vi) ability to conduct business globally, and (11) risks and business interruptions related to the COVID 19 pandemic, among others. For a discussion of other risks and uncertainties, and other important factors, any of which could cause Nanox's actual results to differ from those contained in the forward-looking statements, see the section titled “Risk Factors” in Nanox’s Annual Report on Form 20-F for the year ended December 31, 2020 and subsequent filings with the U.S. Securities and Exchange Commission. Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this video clip to conform these statements to actual results or to changes in Nanox's expectations.

Non-GAAP Financial Measures

This press release includes information about certain financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), including non-GAAP net loss attributable to ordinary shares, non-GAAP research and development expenses, non-GAAP marketing expenses and non-GAAP general and administrative expenses. These non-GAAP measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies.

Non-GAAP net loss attributable to ordinary shares, non-GAAP research and development expenses, non-GAAP marketing expenses and non-GAAP general and administrative expenses each adjusts for stock-based compensation expenses.

The Company’s management and board of directors utilize these non-GAAP financial measures to evaluate the Company’s performance. The Company provides these non-GAAP measures of the Company’s performance to investors because management believes that these non-GAAP financial measures, when viewed with the Company’s results under GAAP and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, non-GAAP net loss attributable to ordinary shares, non-GAAP research and development expenses, non-GAAP marketing expenses and non-GAAP general and administrative expenses are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance. Further, non-GAAP net loss attributable to ordinary shares, non-GAAP research and development expenses, non-GAAP marketing expenses and non-GAAP general and administrative expenses should not be considered measures of the Company’s liquidity.

A reconciliation of certain GAAP to non-GAAP financial measures has been provided in the tables included in this press release.

Contact:

IR@nanox.com

Bob Yedid

LifeSci Advisors

646-597-6989

bob@lifesciadvisors.com

NANO-X IMAGING LTD.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30, 2021	December 31, 2020
	U.S. Dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	116,858	213,468
Marketable Securities - short term	36,195	-
Prepaid expenses and other current assets	1,808	6,325
TOTAL CURRENT ASSETS	154,861	219,793

NON-CURRENT ASSETS:
Restricted cash	-	316
Property and equipment, net	26,183	14,020
Operating lease right-of-use asset	1,321	1,359
Marketable Securities - long term	40,366
Other non-current assets	656	661
TOTAL NON-CURRENT ASSETS	68,526	16,356
TOTAL ASSETS	223,387	236,149

Liabilities and Shareholders' Equity
CURRENT LIABILITIES:
Accounts payable	481	435
Accrued expenses and other liabilities	4,262	3,526
Current maturities of operating leases	612	519
TOTAL CURRENT LIABILITIES	5,355	4,480

NON-CURRENT LIABILITIES:
Non-current operating leases	774	923
Other long term liabilities	94	-
TOTAL NON-CURRENT LIABILITIES	868	923
TOTAL LIABILITIES	6,223	5,403
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Ordinary Shares, par value NIS 0.01 per share,100,000,000 authorized at June 30, 2021 and December 31 2020, 47,834,457 and 46,100,173 issued and outstanding at June 30, 2021 and December 31, 2020, respectively	136	131
Additional paid-in capital	327,854	315,031
Accumulated other comprehensive income (deficit)	(116)
Accumulated deficit	(110,710)	(84,416)
TOTAL SHAREHOLDERS' EQUITY	217,164	230,746
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	223,387	236,149

NANO-X IMAGING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Six Months Ended June 30,		Three Months Ended June 30,
	2021	2020	2021	2020
	(U.S. dollars in thousands, except for per share data)

OPERATING EXPENSES:
Research and development	7,052	4,152	4,343	1,786
Marketing	3,564	1,745	1,816	772
General and administrative	15,552	7,903	7,358	3,871
OPERATING LOSS	(26,168)	(13,800)	(13,517)	(6,429)
FINANCIAL EXPENSES (INCOME), NET	126	(14)	60	(65)
NET LOSS	(26,294)	(13,786)	(13,577)	(6,364)

BASIC AND DILUTED LOSS PER SHARE	(0.56)	(0.47)	(0.28)	(0.21)
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (in thousands)	47,300	29,273	47,756	29,268

Comprehensive Loss:
Net Loss	(26,294)	(13,786)	(13,577)	(6,364)
Other comprehensive income:
Unrealized gain from available- for-sale securities	(116)	-	(116)	-
Total comprehensive loss	(26,410)	(13,786)	(13,693)	(6,364)

RECONCILIATION OF GAAP TO NON-GAAP METRICS
(U.S. dollars in thousands (except per share data))

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(U.S. dollars in thousands, except for per share data)

Reconciliation of GAAP net loss attributable to ordinary shares to Non-GAAP net loss attributable to ordinary shares
GAAP net loss attributable to ordinary shares	13,577	6,364	26,294	13,786
Non-GAAP adjustments:
class-action litigation	18	-	61	-
Secondary offering expenses	-	-	981	-
Share-based compensation	4,941	3,497	9,580	8,347
Non-GAAP net loss attributable to ordinary shares	8,618	2,867	15,672	5,439
BASIC AND DILUTED LOSS PER SHARE	0.18	0.1	0.33	0.19
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (in thousands)	47,756	29,628	47,300	29,273

Reconciliation of GAAP research and development expenses to Non-GAAP research and development expenses (U.S. dollars in thousands)
GAAP research and development expenses	4,343	1,786	7,052	4,152
Non-GAAP adjustments:

Share-based compensation	925	240	1,555	1,917
Non-GAAP research and development expenses	3,418	1,546	5,497	2,235

Reconciliation of GAAP marketing expenses to Non-GAAP marketing expenses (U.S. dollars in thousands)
GAAP marketing expenses	1,816	772	3,564	1,745
Non-GAAP adjustments:

Share-based compensation	821	322	1,408	644

Non-GAAP marketing expenses	995	450	2,156	1,101

Reconciliation of GAAP general and administrative expenses to Non-GAAP general and administrative expenses (U.S. dollars in thousands)
GAAP general and administrative expenses	7,358	3,871	15,552	7,903
Non-GAAP adjustments:

Class-action litigation expenses	18	-	61	-
Secondary offering expenses	-	-	981	-
Share-based compensation	3,195	2,935	6,617	5,786

Non-GAAP general and administrative expenses	4,145	936	7,893	2,117